

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2025

David Michery
President, CEO and Chairman
MULLEN AUTOMOTIVE INC.
1405 Pioneer Street
Brea, CA 92821

> **Re: MULLEN AUTOMOTIVE INC.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2025**
> **File No. 333-285545**

Dear David Michery:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Baldwin at 202-551-7172 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing